

WASTE CONNECTIONS REPORTS THIRD QUARTER 2005 RESULTS

- **Reports net income and earnings per share of $24.5 million and $0.51, respectively**
- **Reports YTD free cash flow of $80.8 million, or 15.1% of revenue**
- **Completes approximately $50 million YTD of acquired annualized revenue**

FOLSOM, CA, October 25, 2005 - Waste Connections, Inc. (NYSE: WCN) today announced third quarter earnings of $0.51 per share on a diluted basis of 48.1 million shares, an increase of 10.9% over diluted earnings per share from continuing operations of $0.46 in the year ago period. Revenue for the third quarter of 2005 was $188.7 million, a 17.1% increase over revenue of $161.2 million in the third quarter of 2004. Operating income for the third quarter of 2005 was $46.5 million, a 7.9% increase over operating income of $43.1 million in the third quarter of 2004. Net income in the quarter was $24.5 million, a 7.8% increase over income from continuing operations of $22.7 million in the year ago period.

For the nine months ended September 30, 2005, revenue was $533.5 million, a 15.5% increase over revenue of $462.0 million in the year ago period. Operating income for the nine months ended September 30, 2005, was $128.8 million, an 8.2% increase over operating income of $119.0 million for the same period in 2004. Income from continuing operations for the nine months ended September 30, 2005, was $65.8 million, a 12.7% increase over income from continuing operations of $58.4 million in the prior year period. Diluted earnings per share from continuing operations for the nine months ended September 30, 2005, was $1.36, an increase of 12.4% over diluted earnings per share from continuing operations of $1.21 in the year ago period. The year ago period included $1.5 million pre-tax expense ($1.1 million net of taxes) for early retirement of convertible notes.

"Once again this year as in previous years, the third quarter provided many of the building blocks for the following year's growth. Internal growth continues to meet our expectations, with price increases and surcharges helping us offset a significant portion of recent cost pressures. We plan to implement additional price increases and surcharges, and to focus on improving organic volume growth, next year in an effort to address expected continuing cost pressures," said Ronald J. Mittelstaedt, Chairman and Chief Executive Officer. "We expect that increased acquisition activity and expansion of our landfill network also will benefit us in 2006. Already this year, we have closed acquisitions in nine states with annualized revenue totaling approximately $50 million, a majority of which is in what we believe are the more attractive markets in the Western U.S, and we expect the amount of acquired annualized revenue to increase in 2006. In addition, of the three new landfills currently under construction, two are expected to open in the fourth quarter, and the third site is expected to open in early 2006."

Mr. Mittelstaedt continued, "Our third quarter results were negatively impacted by costs associated with labor negotiations in San Jose, higher than expected fuel and related cost items, and lower than expected volumes from certain special waste projects. The results also reflect the contribution from lower margin acquisitions completed in the quarter."

Waste Connections will be hosting a conference call related to third quarter earnings and fourth quarter outlook on October 26th at 8:30 A.M. Eastern Time. The call will be broadcast live over the Internet at www.streetevents.com and through a link on our web site at www.wasteconnections.com. A playback of the call will be available at both of these sites.

Waste Connections, Inc. is an integrated solid waste services company that provides solid waste collection, transfer, disposal and recycling services in mostly secondary markets in the Western and Southern U.S. The Company serves more than one million residential, commercial and industrial customers from a network of operations in 23 states. The Company also provides intermodal services for the movement of containers in the Pacific Northwest. Waste Connections, Inc. was founded in September 1997 and is headquartered in Folsom, California.

For more information, visit the Waste Connections web site at www.wasteconnections.com. Copies of financial literature, including this release, are available on the Waste Connections web site or through contacting us directly at (916) 608-8200.

For non-GAAP measures, see accompanying Non-GAAP Reconciliation Schedule.

In the second quarter of 2005, Waste Connections classified as discontinued operations the results of certain operations in Utah and California that were exited during the quarter. In 2004, Waste Connections classified as discontinued operations the results of its Georgia operations and certain operations in Eastern Washington that were sold. Results for 2004 and the nine months ended September 30, 2005 have been reclassified to present the results for these operations as discontinued operations.

Certain statements contained in this press release are forward-looking in nature. These statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should," or "anticipates" or the negative thereof or comparable terminology, or by discussions of strategy. Waste Connections' business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following: (1) Waste Connections may be unable to compete effectively with larger and better capitalized companies and governmental service providers, which may result in reduced volume and revenues and lower profits; (2) the expiration of our fuel purchase contract and increased fuel prices may adversely affect Waste Connections' business and earnings; (3) increases in Waste Connections' insurance costs and the amount that it self-insures for various risks could reduce its operating margins and reported earnings; (4) increases in labor and disposal and related transportation costs could reduce Waste Connections' operating margins; (5) Waste Connections may lose contracts through competitive bidding, early termination or governmental action, which would cause its volumes and revenues to decline; (6) competition for acquisition candidates, consolidation within the waste industry and economic and market conditions may limit Waste Connections' ability to grow through acquisitions; (7) Waste Connections' intermodal business could be adversely affected by steamship lines diverting business to ports other than those it services, by heightened security measures or actual or threatened terrorist attacks, or by other reductions or deteriorations in rail service, which could cause its intermodal revenues to decline; (8) Waste Connections' growth and future financial performance depend significantly on its ability to integrate acquired businesses into its organization and operations; (9) Waste Connections' acquisitions may not be successful, resulting in changes in strategy, operating losses or a loss on sale of the business acquired; (10) Waste Connections' business and earnings may be adversely affected by its inability to successfully implement additional price increases and surcharges to meet continuing cost pressures; (11) the geographic concentration of Waste Connections' business makes its pricing growth and operating results vulnerable to economic and seasonal factors affecting the regions in which it operates; (12) Waste Connections' volume growth may be limited by the inability to renew landfill operating permits, obtain new landfills and expand existing ones; (13) extensive and evolving environmental laws and regulations may restrict Waste Connections' operations and growth and increase its costs; and (14) Waste Connections may be subject in the normal course of business to judicial and administrative proceedings that could interrupt its operations, require expensive remediation and create negative publicity. These risks and uncertainties, as well as others, are discussed in greater detail in Waste Connections' filings with the Securities and Exchange Commission, including its most recent Annual Report on Form 10-K/A. There may be additional risks of which Waste Connections is not presently aware or that it currently believes are immaterial which could have an adverse impact on its business. Waste Connections makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances after the date any such statement is made.

- financial tables attached –

CONTACT:
Worthing Jackman / (916) 608-8266
worthingj@wasteconnections.com

WASTE CONNECTIONS, INC.
CONSOLIDATED STATEMENTS OF INCOME
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
(Unaudited)
(in thousands, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,	
	2004	2005	2004	2005
Revenues	$ 161,175	$ 188,745	$ 462,048	$ 533,454
Operating expenses:				
Cost of operations	88,682	108,049	257,693	305,815
Selling, general and administrative	15,628	17,686	45,519	51,924
Depreciation and amortization	13,931	16,728	39,985	47,278
Gain on disposal of assets	(125)	(198)	(156)	(332)
Operating income	43,059	46,480	119,007	128,769
Interest expense	(4,928)	(6,033)	(16,925)	(16,543)
Minority interests	(3,309)	(3,158)	(8,995)	(9,272)
Other income (expense), net	3	55	(1,400)	226
Income from continuing operations before income tax	34,825	37,344	91,687	103,180
Income tax provision	(12,130)	(12,869)	(33,300)	(37,360)
Income from continuing operations	22,695	24,475	58,387	65,820
Loss on discontinued operations, net of tax	(244)	--	(563)	(579)
Net income	$ 22,451	$ 24,475	$ 57,824	$ 65,241
Basic earnings per common share:				
Continuing operations	$ 0.48	$ 0.53	$ 1.26	$ 1.40
Discontinued operations	(0.01)	--	(0.01)	(0.01)
Net income per common share	$ 0.47	$ 0.53	$ 1.25	$ 1.39
Diluted earnings per common share[a]:				
Continuing operations	$ 0.46	$ 0.51	$ 1.21	$ 1.36
Discontinued operations	--	--	(0.01)	(0.02)
Net income per common share	$ 0.46	$ 0.51	$ 1.20	$ 1.34
Shares used in the per share calculations:				
Basic	47,725,447	46,523,711	46,152,184	46,904,412
Diluted	48,966,181	48,122,605	49,538,370	48,511,858

(a)   Diluted earnings per share assumes conversion of the 5.5% Convertible Subordinated Notes due
2006 prior to their redemption on April 15, 2004. The interest expense related to these notes, net of
tax effects, for the three and nine months ended September 30, 2004 was $0 and $1,707,
respectively.

WASTE CONNECTIONS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited)
(in thousands, except share and per share amounts)

	December 31, 2004	September 30, 2005
ASSETS		
Current assets:		
Cash and equivalents	$ 3,610	$ 6,734
Accounts receivable, less allowance for doubtful accounts of $2,414 and $2,406 at December 31, 2004 and September 30, 2005, respectively	80,864	93,305
Deferred tax assets	-	4,296
Prepaid expenses and other current assets	17,008	15,867
Total current assets	101,482	120,202
Property and equipment, net	640,730	676,205
Goodwill	642,773	720,033
Intangible assets, net	68,741	86,895
Restricted cash	14,159	13,320
Other assets, net	23,598	30,582
	$ 1,491,483	$ 1,647,237
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 34,280	$ 46,837
Book overdraft	8,661	5,147
Accrued liabilities	38,780	49,001
Deferred revenue	24,155	29,155
Current portion of long-term debt and notes payable	9,266	9,791
Total current liabilities	115,142	139,931
Long-term debt and notes payable	489,343	576,132
Other long-term liabilities	9,020	19,719
Deferred tax liabilities	146,035	170,429
Total liabilities	759,540	906,211
Commitments and contingencies		
Minority interests	24,421	25,166
Stockholders' equity:		
Preferred stock: $0.01 par value; 7,500,000 shares authorized; none issued and outstanding	--	--
Common stock: $0.01 par value; 100,000,000 shares authorized; 47,605,791 and 46,317,813 shares issued and outstanding at December 31, 2004 and September 30, 2005, respectively	476	463
Additional paid-in capital	444,404	385,953
Deferred stock compensation	(1,598)	(2,302)
Retained earnings	261,365	326,606
Accumulated other comprehensive income	2,875	5,140
Total stockholders' equity	707,522	715,860
	$ 1,491,483	$ 1,647,237

WASTE CONNECTIONS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2005
(Unaudited)
(Dollars in thousands)

| | Nine months ended September 30, | |
	2004	2005
Cash flows from operating activities:		
Net income	$ 57,824	$ 65,241
Adjustments to reconcile net income to net cash provided by operating activities:		
Loss (gain) on disposal of assets	119	(529)
Depreciation	39,979	45,450
Amortization of intangibles	1,867	2,077
Deferred income taxes, net of acquisitions	15,420	(4,814)
Minority interests	8,995	9,272
Amortization of debt issuance costs	1,740	1,430
Stock-based compensation	736	940
Interest income on restricted cash	(206)	(272)
Closure and post-closure accretion	308	509
Tax benefit on the exercise of stock options	6,099	6,987
Net change in operating assets and liabilities, net of acquisitions	5,155	23,505
Net cash provided by operating activities	138,036	149,796
Cash flows from investing activities:		
Payments for acquisitions, net of cash acquired	(13,737)	(73,548)
Capital expenditures for property and equipment	(56,201)	(61,418)
Proceeds from disposal of assets	718	4,420
Net change in other assets	4,174	499
Net cash used in investing activities	(65,046)	(130,047)
Cash flows from financing activities:		
Proceeds from long-term debt	127,000	195,098
Principal payments on notes payable and long-term debt	(167,962)	(132,939)
Change in book overdraft	(1,555)	(3,514)
Proceeds from option and warrant exercises	29,760	25,216
Distributions to minority interest holders	(8,869)	(8,526)
Payments for repurchase of common stock	(51,206)	(91,917)
Debt issuance costs	(457)	(43)
Net cash used in financing activities	(73,289)	(16,625)
Net increase (decrease) in cash and equivalents	(299)	3,124
Cash and equivalents at beginning of period	5,276	3,610
Cash and equivalents at end of period	$ 4,977	$ 6,734

ADDITIONAL STATISTICS
THREE MONTHS ENDED SEPTEMBER 30, 2005
(Dollars in thousands)

Internal Growth: The following table reflects revenue growth for operations owned for at least 12 months:

Price	2.9%
Volume	1.7%
Recycling	0.2%
Total	4.8%

Uneliminated Revenue Breakdown:

Collection	$134,634	62.7%
Disposal and Transfer	60,182	28.0%
Intermodal	10,394	4.8%
Recycling and Other	9,731	4.5%
Total	$214,941	100.0%
Inter-company elimination	$26,196	

Days Sales Outstanding: 44

Internalization: 69%

Other Cash Flow Items:
Cash Interest Paid: $7,032
Cash Taxes Paid: $6,763

Debt to Capitalization: 45.0%
Total Debt divided by Total Debt plus Total Stockholders' Equity:
($576,132 + $9,791) / ($576,132 + $9,791 + $715,860) = 45.0%

Share Information for the three months ended September 30, 2005:

Basic shares outstanding	46,523,711
Dilutive effect of options and warrants	1,056,248
Dilutive effect of convertible notes	518,949
Dilutive effect of restricted stock	23,697
Diluted shares outstanding	48,122,605
Shares repurchased	581,700

NON-GAAP RECONCILIATION SCHEDULE
THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2005
(in thousands)

Free cash flow, a non-GAAP financial measure, is provided supplementally because it is widely used by investors as a valuation and liquidity measure in the solid waste industry. Waste Connections defines free cash flow as net cash provided by operating activities, plus cash proceeds from disposal of assets, plus or minus change in book overdraft, less capital expenditures and distributions to minority interest holders. This measure is not a substitute for, and should be used in conjunction with, GAAP financial measures. Management uses free cash flow as one of the principal measures to evaluate and monitor the ongoing financial performance of our operations. Other companies may calculate free cash flow differently.

Free cash flow reconciliation:

	Three Months Ended September 30, 2005	Nine Months Ended September 30, 2005
Net cash provided by operating activities	$52,312	$149,796
Change in book overdraft	3,229	(3,514)
Plus: Cash proceeds from disposal of assets	486	4,420
Less: Capital expenditures for property and equipment	(27,147)	(61,418)
Less: Distributions to minority interest holders	(3,185)	(8,526)
Free cash flow	$25,695	$80,758
Free cash flow as % of revenues	13.6%	15.1%